11100 Santa Monica Blvd., Suite 800 Los Angeles, CA 90025 Tel: (310) 966-1444 www.brileyfin.com

November 1, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Michael Volley, Amit Pande and John Stickel

Re:	B. Riley Financial, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

Form 10-Q for Quarter Ended March 31, 2024

File No. 001-37503

Ladies and Gentlemen:

On behalf of B. Riley Financial, Inc. (“we” or “the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 20, 2024, relating to the Company’s Form 10-K for Fiscal Year Ended December 31, 2023 and Form 10-Q for Quarter Ended March 31, 2024.In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2023

General

1.	We note that in recent investor calls you have referenced the importance of your senior notes or "baby bond" business. For example, during the earnings call on February 22, 2023, you stated that "one of the smartest things we did is we sold a lot of baby bonds at yields of 5.5% and 6%." During the earnings call on February 23, 2022, you stated that you "have a really meaningful baby bond business." In future filings, please revise Business and Management's Discussion and Analysis to provide additional quantitative and qualitative detail about your baby bond business and its relative importance to your operations and liquidity.

Response to Comment 1:

The Company respectfully informs the staff that the two statements referenced in this comment refer to two series of capital raising transactions. First, Mr. Riley’s comments on the February 22, 2023 earnings call relate to the fact that the Company raised capital for its own financing purposes by issuing unsecured senior notes issued and traded in increments of $25 (also known as baby bonds). In 2021, the Company issued senior notes in the following principal amounts: (i) $44.1 million of the 6.50% senior notes; (ii) $13.6 million of the 6.375% senior notes; (iii) $259.3 million of the 6.00% senior notes; (iv) $214.2 million of the 5.50% senior notes; (v) $397.3 million of the 5.25% senior notes; and (vi) $322.7 million of the 5.00% senior notes. The Company issued these senior notes during a period of historically low and declining interest rates, which, as Mr. Riley noted, in hindsight, proved to be advantageous, because it allowed the Company to refinance higher interest indebtedness and fund its operations at a lower cost of capital.

Second, Mr. Riley’s comments on the February 23, 2022 earnings call relate to the Company’s broker-dealer subsidiary, B. Riley Securities, Inc. (“B. Riley Securities”), and its numerous underwritten baby bond offerings for its issuer clients. B. Riley Securities earned underwriting fees from its baby bond underwriting activities of $64.3 million in 2021, $6.3 million in 2022, and $2.1 million in 2023, representing approximately 8.2%, 4.2%%, and less than 1% of B. Riley Securities’ revenues, respectively. In relation to the Company’s total consolidated revenues, these baby bond underwriting fees represent approximately 4.1%, 0.6% and 0.1% of the Company’s total consolidated revenues during the years ended December 31, 2021, 2022 and 2023, respectively.

B. Riley Financial, Inc.| www.brileyfin.com | NASDAQ: RILY	1

Securities & Exchange Commission	November 1, 2024

We believe baby bond underwriting activities are part of a wide variety of capital markets solutions that B. Riley Securities offers to its clients, along with, for example, common stock underwritings, institutional bond offerings, “at-the-market” offerings of both debt and equity securities, private placements of both debt and equity securities, restructuring and M&A financial advisory services. In future filings, while we will give consideration to the relative importance of the baby bond business in formulating our Business and Management’s Discussion and Analysis (“MD&A”), in light of the relatively small overall contribution of revenue from underwriting fees from baby bonds to both B. Riley Securities’ revenues and the Company’s consolidated total consolidated revenues, we believe that no revisions in our future filings are merited at this time.

Business, page 1

2.	We note the statement on page 2 that you "periodically participate in loans and financing arrangements for entities in which [you] have an equity ownership and representation on the board of directors." We also note your disclosure on page 157 that identifies certain transactions, beginning with Babcock and Wilcox. In future filings here and where appropriate, please clarify the nature and scope of these transactions, including, for example, their approximate, aggregate size, your underwriting or loan approval process and standards and how these transactions fit within your business segments and overall approach to investing and operating the "platform."

Response to Comment 2:

The Company respectfully acknowledges the Staff’s comment, and notes that the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as amended (the “2023 10-K”), contains descriptions of the subject lending activities in Recent Developments on page 5, and in the following notes to our consolidated financial statements: (a) note 2(f) - Concentration of Credit Risk; (b) note 2(r) - Loans Receivable; and (c) note 22 – Related Party Transactions. In the annual report on Form 10-K for the year ended December 31, 2024 (the “2024 10-K”), we will (i) expand the description of our direct lending business and activities to include the size and nature of material transactions where we periodically participate in loans and financing arrangements for entities in which we have an equity ownership and/or representation on the board of directors that we have provided elsewhere as indicated and (ii) add a description of our underwriting process and standards and how these transactions fit within our business segments and operations. Additionally, we will update these disclosures as appropriate in subsequent quarterly reports on Form 10-Q for any material developments or changes.

Wealth Management, page 3

3.	Please revise future filings to discuss the composition of wealth management revenue by activity (e.g.; advisory, brokerage, etc.) and discuss any material trends. To the extent that revenue from the advisory business is material, please revise to include a rollforwards of assets under management (AUM) in appropriate detail and disclose average asset management fees.

Response to Comment 3:

The Company respectfully acknowledges the Staff’s comment, and note that during the year ended December 31, 2023, approximately 45% and 37% of the wealth management segment’s total revenues are comprised of brokerage revenues and advisory revenues, respectively. In future annual reports on Form 10-K, including the 2024 10-K, we will add a discussion of the composition of wealth management segment revenue by activity in our discussion of the Wealth Management Segment business. In future periodic reports, we will also expand our discussion of wealth management segment revenues to include the composition of Wealth Management Segment revenues and to the extent necessary the assets under management and average asset management fees in our Management Discussion and Analysis of Financial Condition and Results of Operations – Revenues. We will also, as appropriate, and to the extent there are material changes in advisory assets under management add a roll-forward schedule of assets under management in future periodic filings, including the 2024 10-K. In that regard, since advisory assets under management were $8.0 billion at December 31, 2023 and June 30, 2024 and did not change materially, we will expand our discussion during the six months ended June 30, 2024 to include a table with the composition of wealth management revenues, assets under management at period end, and average asset management fees in our Management Discussion and Analysis of Financial Condition and Results of Operations – Revenues in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (the “2024 Q2 10-Q”).

B. Riley Financial, Inc.| www.brileyfin.com | NASDAQ: RILY	2

Securities & Exchange Commission	November 1, 2024

Item 3. Legal Proceedings, page 48

4.	Please ensure you describe in future filings any material pending legal proceedings including proceedings contemplated by governmental authorities. Refer to Item 103 of Regulation S-K for guidance.

Response to Comment 4:

The Company respectfully acknowledges the Staff’s comment, and notes that the Company believes that it has complied with the disclosure requirements of Item 103 of Regulation S-K in the 2023 10-K. In future periodic filings, we will describe any material pending legal proceedings including material proceedings contemplated by governmental authorities of which we have knowledge and we will include disclosure in our 2024 Q2 10-Q of the previously disclosed subpoenas received from the Division of Enforcement.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

5.	Please revise future filings to provide information and analysis, including rollforwards if appropriate, to enhance a reader’s understanding of your financial condition including discussion of trends. Specifically include appropriate detail, in a tabular format, of the loans receivable balance and the securities and other investments owned balance at each period end presented. For loans receivable, to the extent that each item continues to be material, include sub-sections for related party amounts, balances by type of borrower or risk and separately present each individually significant loan balance. For investments, include appropriate classes such as private equity, public equity, etc. and separately present each individually significant investment. Refer to Item 303 of Regulation S-K.

Response to Comment 5:

The Company respectfully acknowledges, and note that the Company’s consolidated financial statements include: (a) disclosures of loans receivable where the Company has a concentration of risk (note 2(r) – Concentration of Risk located on page 102 of the 2023 10-K); (b) disclosure of loans receivable where the Company has a significant balance (note 2(s) – Loans Receivable located on page 105 of the 2023 Form 10-K); (c) disclosure of loans receivable balances to related parties (see note 22 – Related Party Transactions located on page 157 of the 2023 10-K); and (d) disclosure of significant investments (see note 2(s) Securities and Other Investments Owned and Securities Sold Not Yet Purchased on page 107 of the 2023 10-K). While we will continue as appropriate to include the disclosures described above in the notes to our consolidated financial statements, we will add as suggested additional information and analysis and expand our discussion of our financial condition and trends to the extent necessary, as appropriate, in our MD&A in future periodic filings, including the 2024 10-K, to enhance a reader’s understanding of our financial condition and trends in our business with appropriate detail, in tabular format, of loans receivable and securities owned and other investments owned. We will also include in tabular format in our future period filings, including the 2024 Q2 10-Q, the name of the borrower and type of borrower or risk with subsections for related party loans receivable and, in a separate table, investments with the classes of securities for individually significant investments when we file our 2024 Q2 10-Q.

6.	Please revise future filings to provide an analysis, in a tabular format, of the fair value adjustments on loans recognized in each period presented. Specifically identify each individual loan that had a significant change in fair value during any period presented and discuss the reasons for the change. For the remainder of the fair value adjustments, include appropriate detail for an investor to clearly understand what is driving the gains/losses recognized in this line item. Refer to Item 303 of Regulation S-K.

Response to Comment 6:

The Company respectfully acknowledges the Staff’s comment, and notes that the Company’s consolidated financial statements includes disclosure of loans receivable for which a significant balance is outstanding along with the fair value adjustments for individually significant loans (note 2(s) – Loans Receivable located on page 105 of the 2023 Form 10-K). While we will continue, as appropriate, to include the disclosures of loans receivable where a significant balance is outstanding, along with the fair value adjustments for individually significant loans, in the notes to our consolidated financial statements in future periodic filings, including the 2024 Q2 10-Q and the 2024 10-K, we will, as the Staff suggests, add a description, in tabular format, as appropriate, of the fair value adjustments on loans recognized in each period presented with the identification of individual loans that have a material change in fair value and we will add as appropriate additional detail or information to provide a better understanding of what drives the gains/losses recognized.

B. Riley Financial, Inc.| www.brileyfin.com | NASDAQ: RILY	3

Securities & Exchange Commission	November 1, 2024

7.	Please revise future filing to provide an analysis, in a tabular format, of the underlying sources and drivers of realized and unrealized gains/losses on investments for each period presented. Specifically, identify each individual investment that had a significant realized or unrealized gain/loss during any period presented. For the remainder of the gains/losses recognized, include appropriate detail for an investor to clearly understand what is driving the gains/losses recognized in this line item including whether they are related to public or private equities. Additionally, please separately identify realized and unrealized gains/losses recognized each period. Refer to Item 303 of Regulation S-K.

Response to Comment 7:

The Company respectively acknowledges the Staff’s comment, and notes that the Company’ consolidated financial statements include disclosures of significant investments (see note 2(s) Securities and Other Investments Owned and Securities Sold Not Yet Purchased on page 107 of the 2023 Form 10-K). While we will continue, as appropriate, to include the disclosures of significant investments that are included in securities and other investments in the notes to our consolidated financial statements and in future periodic filings, including the 2024 Q2 10-Q and the 2024 10-K, and we will, as the Staff suggests, add a description, in tabular format, as appropriate, of the fair value adjustments on loans recognized in each period presented with the identification of individual loans that have a material change in fair value. We will also add additional information as appropriate to provide a better understanding of what drives the gains/losses recognized for the investments.

8.	We note your several business segments and emphasis of the diversity of operations referenced in a recent earnings call. Please revise future filings to provide more informative, clear and understandable descriptions in Management's Discussion and Analysis. For example, given the complexity and wide range of operations, consider providing an introductory section addressing the most important matters on which the company's executives focus in evaluating financial condition and operating performance, and provide context for the discussion and analysis of the financial statements. Future disclosures should enable an investor to better understand the reasons underlying material fluctuations and to see the analysis through the eyes of management. We refer you to Item 303(a) of Regulation S-K and Release 33-8350.

Response to Comment 8:

The Company respectfully acknowledges the Staff’s comment and informs the Staff that the Company will include in future periodic reports, including the 2024 Q2 10-Q and the 2024 10-K, more information concerning and descriptions of the Company’s business segments with appropriate emphasis of the diversity of operations in the MD&A to enhance the reader’s understanding of the reasons underlying material fluctuations as seen through the eyes of management.

Overview – Description of the Company, page 52

9.	Please revise future filings to provide additional information, similar to disclosure in your December 31, 2022 Form 10-K, related to your investments in brands including how you account for and report them. For example, specifically identify the brands that you consolidate and the brands that you account for using the fair value option as discussed on page 108.

Response to Comment 9:

The Company respectfully acknowledges the Staff’s comment and notes that we have disclosure of our brands. We provide disclosures relating to the brand investments in note 2(s) of the 2023 10-K for the brands where we own an equity ownership and account for these investments at fair value, which includes the Hurley, Justice, Scotch & Soda, bebe and Brookstone brands. For the brands that we consolidate as a result of our 80% majority ownership, we report revenues, expenses and minority interest in our consolidated financial statements for the Catherine Malandrino, English Laundry, Joan Vass, Kensie Girl, Limited Too and Nanette Lepore brands (“Six Brands”). The revenues for Six Brands represented approximately 1% of total consolidated revenues for the year ended December 31, 2023 and 2.1% of total assets as of December 31, 2023, which is not material to our consolidated financial statements and is reported in corporate and other in our segment disclosure – note 23 – Business Segments.

In future periodic reports, including the 2024 Q2 10-Q and the 2024 10-K, we will add discussion in our Description of the Company to identify all of the brands and how we account for them to clarify the brands that we consolidate and the brands that we account for using the fair value method of accounting.

B. Riley Financial, Inc.| www.brileyfin.com | NASDAQ: RILY	4

Securities & Exchange Commission	November 1, 2024

Operating Expenses - Capital Markets, page 58

10.	We note your disclosure that the increase in Selling, general and administrative expenses in the Capital Markets segment in 2023 was primarily due to an increase of $77.3 million related to the Advisory Agreement with Brian Kahn. Please explain to us in detail and revise future filings as appropriate to discuss the nature of costs related to the Advisory Agreement, how they were incurred, why they increased so substantially in 2023 as compared to 2022 and any another other facts and circumstances needed to understand the magnitude and amounts recognized.

Response to Comment 10:

The Company respectfully acknowledges the Staff’s comment, and informs the Staff that the Advisory Agreement with Brian Kahn (the “Advisory Agreement”) was terminated in connection with the closing of the FRG take-private transaction on August 21, 2023. The Advisory Agreement provided that the Company would earn a net return of 8% on invested balances. Two components of the Advisory Agreement were recorded in our statement of operations on a gross basis: (a) a revenue component with the realized and unrealized gains (losses) on the underlying securities for each reporting period reported in revenues as trading income (loss); and (b) an expense component that is recorded as an advisory expense (or credit) within selling, general and administrative expenses to the extent that the Company earned a net return of 8% on the invested balance. In the event the invested balance increased greater than 8% in a reporting period, an advisory expense was recorded for the amount that exceeds the net 8% return to the Company and in the event the invested balance decreased in value the previously recorded expense was adjusted by recording a credit to selling, general and administrative expense.

The Company respectfully informs the Staff that in future periodic reports, including the 2024 Q2 10-Q and the 2024 10-K, we will revise our MD&A to add an explanation of the nature of the costs related to the Advisory Agreement.

Liquidity and Capital Resources, page 61

11.	We note your disclosure on page 63 that you breached financial covenants as of September 30, 2023 and December 31, 2023 related to Targus Credit Agreement. To the extent you have breached or are reasonably likely to breach any debt covenants, please revise to disclose material information about the breach or potential breach and discuss any material impact on the company. For example, discuss:

●	the steps you took or are taking to avoid the breach;
●	the steps you took or intend to take to cure, obtain a waiver of or otherwise address the breach;
●	the reasonably likely impact of the breach (including the effects of any cross-default or cross-acceleration or similar provisions) on your financial condition and operating performance; and
●	alternate sources of funding and any reasonably likely impact your ability to access these sources.

Refer to SEC Interpretive Release No. 33-8350 and Rule 4-08(c) of Regulation S-X.

Response to Comment 11:

The Company respectfully acknowledges the Staff’s comment and informs the Staff’s that it believes that is has complied with the guidance contained in SEC Interpretive Release No. 33-8350 and Rule 4-08(c) of Regulation S-X in respect of the specific breach disclosed in the 2023 10-K and referenced in this comment. The Company respectfully notes that on page 63 of the 2023 10-K it disclosed the following:

On October 31, 2023 and February 20, 2024, we entered into Amendment No. 1 and Amendment No. 2 to the Targus Credit Agreement, which, among other things, modified the fixed charge coverage ratio and the minimum earnings before interest, taxes, depreciation, and amortization requirements which waived the financial covenant breaches for the periods ended September 30, 2023 and December 31, 2023, respectively. We are in compliance with the Targus Credit Agreement and no event of default has occurred.

Specifically, the above disclosure notes that the Company entered into amendments to the Targus Credit Agreement to modify the affected covenant and, as a result thereof, the Company was in compliance with the Targus Credit Agreement. At the time of filing the 2023 10-K, our analysis indicated that we did not expect a future breach of the affected covenant. We will also add discussion of the Targus Credit Agreement when we file our 2024 Q2 10-Q clarifying that certain financial covenants were waived. Nonetheless, the Company affirms that in future periodic reports in will consider the application of SEC Interpretive Release No. 33-8350 and Rule 4-08(c) of Regulation S-X in the event the Company breaches or is reasonably likely to breach any debt covenants and make appropriate disclosures in connection therewith.

B. Riley Financial, Inc.| www.brileyfin.com | NASDAQ: RILY	5

Securities & Exchange Commission	November 1, 2024

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 71

12.	We note that your primary exposure to market risk consists of risk related to changes in interest rates, and that you utilize borrowings under your senior notes payable and credit facilities to fund costs and expenses incurred in connection with your acquisitions and operations. We also note your risk factor disclosure on page 42 that an increase in market interest rates could result in a decrease in the value of your senior notes and increase your future borrowing costs. In future filings, please provide a materially complete description of how you seek to manage risks due to changes in interest rates and other material impacts on your operational facts and circumstances, including any management or corporate governance controls or procedures for identifying and responding to rapid increases and decreases in interest rates due to or as a result of exogenous or unknown factors. For example, please clarify if there are any board approved limits and, with a view to disclosure, advise us of the extent to which there has been approved risk profiles that do not conform to management and board risk tolerances. If applicable, also clarify the extent to which such limits and other policies and controls have been changed due to the economic and other developments.

Response to Comment 12:

The Company respectfully acknowledges the Staff’s comment, and notes that the Company will provide the requested disclosures relating to interest rate risk, approvals and risk profiles in future periodic reports, including the 2024 Q2 10-Q and the 2024 10-K.

Item 13. Certain Relationships and Related Party Transactions, and Director Independence, page 76

13.	We note that there appears to be several related party transactions identified in Note 22 beginning on page 157 that are not disclosed in this section or in the proxy statement that is incorporated by reference. For example, we don't see any discussion in the related party transactions section beginning on page 13 of the proxy statement about transactions with Applied Digital, Freedom VCM Holdings, LLC, Vintage Capital Management, Torticity, LLC, or Kanaci Technologies, LLC. We also note your disclosure on pages 6 and 54 regarding a loan to Conn's Inc. that is reported as a related party loan receivable, but do not see any disclosure in this section or the related party transaction section of the proxy statement related to this loan. Please revise your future filings to disclose in this section all related party transactions that are required by Item 404 of Regulation S-K, or advise.

Response to Comment 13:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that Item 13 of its 2023 10-K and the Company’s proxy statement for the 2024 annual meeting of stockholders (the “2024 Proxy Statement”) contained all the disclosure required by Item 404 of Regulation S-K (“Item 404”), which generally requires disclosure of any transaction since the beginning of the registrant’s prior fiscal year in which the registrant was a participant and the amount involved exceeds $120,000, and in which certain specified related persons had a direct or indirect material interest. For purposes of Item 404, “related persons” consist of the registrant’s directors, director nominees, executive officers, five-percent or greater stockholders, and in each case certain immediate family members. The Company advises the Staff that the disclosures in Note 22 to its consolidated financial statements for the year ended December 31, 2023 are more expansive than those contained in Item 13 of its 2023 10-K and the 2024 Proxy Statement due to the fact that the disclosures in Note 22 are prepared in accordance with the requirements of Accounting Standards Codification 850 (ASC), Related Party Disclosures (“ASC 850”), which in general covers a broader set of relationships than Item 404. For example, the list of related parties for purposes of ASC 850 includes, as to any reporting entity, “other parties with which the entity may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests” as well as “other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests”. These elements of the definition of “related party”, as well as other features of ASC 850, can result in the disclosures in financial statement footnotes covering a much larger universe of persons than that contemplated by Item 404. The Company respectfully advises the Staff that, in preparing Item 13 and the 2024 Proxy Statement, it evaluated each of the parties identified in Note 22 as to whether disclosure was required pursuant to Item 404 and included in Item 13 and the 2024 Proxy Statement those parties for which Item 404 disclosure was required. The Company advises the Staff that it will continue to evaluate all such transactions under Item 404 in connection with its future Form 10-K’s and proxy statements.

Regarding the loan receivable related to Conn’s Inc. (“Conn’s”), the Company respectfully advises the staff that it will include disclosure related to Conn’s and the related loan receivable in its ASC 850 related party disclosure footnote as and to the extent appropriate under ASC 850 in our future period reports, including the 2024 Q2 10-Q and the 2024 10-K.

B. Riley Financial, Inc.| www.brileyfin.com | NASDAQ: RILY	6

Securities & Exchange Commission	November 1, 2024

Item 15. Financial Statements, page 91

14.	Please revise future filings to separately present or disclose amounts from related party transactions on the face of your balance sheet, statement of operations, and statement of cash flows. Refer to Rule 4-08(k) of Regulation S-X.

Response to Comment 14:

The Company respectfully acknowledges, and note that we have disclosure parenthetically in the face of our balance sheet for loans receivables to related parties and we also have disclosed related party transactions in detail in note 22 on page 157 of the 2023 Form 10-K. We respectfully inform the Staff that in future periodic reports, including the 2024 Q2 10-Q and the 2024 10-K, we will present amounts from related parties in the face of our consolidated financial statements, which includes (a) parenthetically present related party amounts pertaining to accounts receivable for each period presented that is disclosed in note 22 on page 157 of the 2023 Form 10-K, (b) parenthetically present related party amounts pertaining to services and fees, fair value adjustments on loans, and interest income – loans for each period presented that is disclosed note 22 on page 157 of the 2023 Form 10-K, and (c) as appropriate parenthetically disclose related party amounts in the statement of cash flows.

Consolidated Statements of Operations, page 92

15.	Please revise future filings to separately present each item that is greater than 10% of total revenue in your consolidated statements of operations. For example, separately present trading income (loss), fair value adjustments on loans, interest income – loans, and interest income from securities lending, if appropriate.

Response to Comment 15:

The Company respectfully acknowledges, and note that we have disclosure of the components of trading income (losses) and fair value adjustments that we present on the face of the statement of operations in note 14 – Revenue From Contracts and Customers located on page 141 of the 2023 Form 10-K and historically we only disaggregated revenues into a single line item for interest income – loans and secured lending since further disaggregation into separate line items for interest income – loans and interest income – secured lending has not historically never exceeded 10% of total revenues on an annual basis.

Interest income – loans totaled $123.2 million or 7.5% of total revenues of $1.644 billion, $83.1 million or 7.7% of total revenues of $1.081 billion, and $56.6 million or 3.6% of total revenues of $1.555 billion during the years ended December 31, 2023, 2022 and 2021, respectively. We also respectfully inform the Staff that interest income – secured lending totaled $161.7 million or 9.8% of total revenues of $1.644 billion, $162.3 million or 15.0% of total revenues of $1.081 billion, and $66.2 million or 4.3% of total revenues of $1.555 billion during the years ended December 31, 2023, 2022 and 2021, respectively. For these interest income components, we note that the Company only exceeded 10% threshold for interest income – secured lending for the year ended December 31, 2022. Although we did not exceed the 10% threshold during the year ended December 31, 2023 and this measurement is for annual periods, we also note that during the six month ended June 30, 2024 interest income – loans totaled $40.6 million or 8.3% of total revenues of $491.4 million and interest income – secured lending totaled $62.6 million or 12.7% of total revenues of $491.4 million, and we will separately report these two line items as components of revenue in future periodic filings, including the 2024 Q2 10-Q and the 2024 10-K.

Trading income (losses) totaled $21.6 million or less than 1% of total revenues of $1.644 billion, $(148.3) million or 13.7% of total revenues of $1.081 billion, and $210.9 million or 13.6% of total revenues of $1.555 billion during the years ended December 31, 2023, 2022 and 2021, respectively. We also respectfully inform the Staff that fair value adjustments on loans totaled $20.2 million or 1.2% of total revenues of $1.644 billion, $(54.3) million or 5.0% of total revenues of $1.081 billion, and $9.6 million or less than 1% of total revenues of $1.555 billion during the years ended December 31, 2023, 2022 and 2021, respectively. We will separately report these two line items as components of revenue in future periodic filings, including the 2024 Q2 10-Q and the 2024 10-K. Although we did not exceed the 10% threshold during the year ended December 31, 2023 and this measurement is for annual periods, we note that during the six month ended June 30, 2024 trading income (losses) totals $(49.0) million or 9.9% of total revenues of $491.4 million and interest income – secured lending totaled $(187.8) million or 38.2% of total revenues of $491.4 million, and we will separately report these two line items as components of revenue in our statement of operations.

B. Riley Financial, Inc.| www.brileyfin.com | NASDAQ: RILY	7

Securities & Exchange Commission	November 1, 2024

Note 2 - Summary of Significant Accounting Policies, page 98

16.	Please revise future filings to disclosure your accounting policies related to contingent consideration. Additionally, please tell us and disclose the transaction, as needed, that resulted in the recognition of the contingent consideration in 2022.

Response to Comment 16:

The Company respectfully acknowledges the Staff’s comment and informs the Staff that the Company will include in future periodic reports, including the 2024 Q2 10-Q and the 2024 10-K, a description of its accounting policies related to contingent consideration. The Company notes that the contingent consideration at December 31, 2022 in the amount of $31.0 million is disclosed as a separate component of accrued expenses and other liabilities in Note 17 on page 151 of the 2023 10-K. The Company additionally notes that it discloses in note 2(u) on page 113 of the 2023 10-K the fair value amount of contingent consideration, and the valuation techniques and unobservable inputs with respect thereto. The Company also notes that the initial recognition of contingent consideration resulted from acquisitions and the $31.0 million balance at December 31, 2022 primarily related to purchase consideration (or, in the case of Targus, the assumption of purchase consideration from one of Targus’s previous acquisitions) and was included in our purchase price allocations for the acquisitions of Focal Point in January 2022 ($5.7 million), ReVal in August 2022 ($11.4 million) and Targus in October 2022 ($8.7 million). The remaining $5.2 million relates to contingent consideration from the assumption of purchase consideration in our Wealth Management business in prior years.

(f) Concentration of Risk, page 102

17.	Please revise future filings to more clearly quantify and discuss your direct and indirect risk and exposure to loss from Freedom VCM.

Response to Comment 17:

The Company respectfully acknowledges the Staff’s comment and notes that it believes that the Company has clearly quantified and discussed its direct and indirect risk and exposure to loss from Freedom VCM elsewhere in the 2023 10-K, albeit not in note (f) to the Company’s consolidated financial statements included in the 2023 10-K. Please see the disclosure contained in the 2023 10-K in Item 1A Risk Factors under the risk captions “A substantial portion of our cash flows and net income are dependent upon payments from our investments in consumer finance receivables” on page 16 of the 2023 10-K; “A substantial portion of our cash flows and net income are dependent upon payments from our investments in consumer finance receivables.” on page 25 of the 2023 10-K; and in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments – FRG Take-Private and Related Transactions on page 53 of the 2023 10-K. Nonetheless, in future periodic reports, including the 2024 Q2 10-Q and the 2024 10-K, the Company will include all of the referenced disclosures as updated as required in its “Concentration of Risk” footnote.

(r) Loans Receivable, page 105

18.	We note your disclosure that you have provided limited guarantees with respect to Babcock & Wilcox Enterprises, Inc. (“B&W”) up to a maximum of $150,000 as further described in Note 18(b) and that you have not recorded any provision for credit losses on the B&W guarantees since the Company believes that there is sufficient collateral to protect the Company from any credit loss exposure. Based on disclosure in Note 18(b) it appears you have off-balance sheet credit exposures significantly greater than $150,000 related to B&W commitments and guarantees. Please explain to us why you limited your credit loss assessment to $150,000 and/or revise future filings as needed.

Response to Comment 18:

The Company respectfully acknowledges the Staff’s comment and notes that the Company’s disclosure states the following on page 105 in the 2023 Form 10-K:

The Company may periodically provide limited guarantees to third parties for loans that are made to investment banking and lending customers. As of December 31, 2023, the Company has provided limited guarantees with respect to Babcock & Wilcox Enterprises, Inc. (“B&W”) up to a maximum of $150,000 as further described in Note 18(b). In accordance with the credit loss standard, the Company evaluates the need to record an allowance for credit losses for these loan guarantees since they have off-balance sheet credit exposures. As of December 31, 2023, the Company has not recorded any provision for credit losses on the B&W guarantees since the Company believes that there is sufficient collateral to protect the Company from any credit loss exposure,

B. Riley Financial, Inc.| www.brileyfin.com | NASDAQ: RILY	8

Securities & Exchange Commission	November 1, 2024

We inform the Staff that our analysis of credit loss exposure at December 31, 2023 included all of the guarantee noted in note 18 (b). Therefore, in the 2024 10-K, we plan to edit the disclosure to read as follows:

As of December 31, 20XX, the Company has outstanding limited guarantee arrangements with respect to Babcock & Wilcox Enterprises, Inc. (“B&W”) as further described in Note 18(b). In accordance with the credit loss standard, the Company evaluates the need to record an allowance for credit losses for these loan guarantees since they have off-balance sheet credit exposures. As of December 31, 20XX, the Company has not recorded any provision for credit losses on the B&W guarantees since the Company believes that there is sufficient collateral to protect the Company from any credit loss exposure.

In note 2 (h) - loans receivable in the notes to the consolidated financial statements in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (the “2024 Q1 10-Q”) we disclose the following:

The Company may periodically provide limited guarantees to third parties for loans that are made to investment banking and lending clients. The Company may periodically provide limited guarantees to third parties for loans that are made to investment banking and lending clients. As of March 31, 2024, the Company has outstanding limited guarantee arrangements with respect to Babcock & Wilcox Enterprises, Inc. (“B&W”) as further described in Note 16(b). In accordance with the credit loss standard, the Company evaluates the need to record an allowance for credit losses for these loan guarantees since they have off-balance sheet credit exposures. As of March 31, 2024, the Company has not recorded any provision for credit losses on the B&W guarantees since the Company believes that there is sufficient collateral to protect the Company from any credit loss exposure.

Additionally, we note that note 16(b) of the 2024 Q1 10-Q includes all of the guarantees which exceed $150,000 to which our analysis was performed. We will also update this disclosure as appropriate in future filings, including the 2024 Q2 10-Q.

Badcock Loan Receivable, page 106

19.	Please revise future filings to more clearly describe the key terms regarding the underlying transactions described as Badcock Loan Receivable. For example, describe whether you purchased consumer credit card receivables, whether you loaned amounts to a corporate entity and the receivables serve as collateral, etc. Clearly describe any collateral underlying the loans, any guarantees provided by other entities, and any other material terms to ensure you clearly describe the credit risk assumed in each transaction.

Response to Comment 19:

The Company respectfully acknowledges the Staff’s comment and notes that our disclosure states the following on page 106 in the 2023 10-K:

Badcock Loan Receivable

On December 20, 2021, the Company entered into a Master Receivables Purchase Agreement (“Badcock Receivables I”) with W.S. Badcock Corporation, a Florida corporation (“WSBC”), which at the time was an indirect wholly owned subsidiary of Franchise Group, Inc., a Delaware corporation (“FRG”), which became a subsidiary of Freedom VCM as a result of the transaction on August 21, 2023. The Company paid $400,000 in cash to WSBC for the purchase of certain consumer credit receivables of WSBC. On September 23, 2022, the Company's then majority-owned subsidiary, B Riley Receivables II, LLC (“BRRII”), a Delaware limited liability company, entered into a Master Receivables Purchase Agreement (“2022 Badcock Receivable”) with WSBC. This purchase of $168,363 consumer credit receivables of WSBC was partially financed by a $148,200 term loan discussed in Note 12 to our consolidated financial statements. During the three months ended March 31, 2023, BRRII entered into Amendments No. 2 and No. 3 to Badcock Receivables II with WSBC for a total of $145,278 in additional consumer credit receivables. The accounting for this transaction resulted in the Company recording a loan receivable from WSBC with the recognition of interest income at an imputed rate based on the cash flows expected to be received from the collection of the consumer receivables that serve as collateral for the loan. These loan receivables are measured at fair value.

B. Riley Financial, Inc.| www.brileyfin.com | NASDAQ: RILY	9

Securities & Exchange Commission	November 1, 2024

On August 21, 2023, all of the equity interests of BRRII were sold to Freedom VCM Receivables, Inc. (“Freedom VCM Receivables”), a subsidiary of Freedom VCM, which resulted in a loss of $78. In connection with the sale, Freedom VCM Receivables assumed the obligations with respect to the Pathlight Credit Agreement, as more fully discussed in Note 12 to our consolidated financial statements, and Freedom VCM Receivables entered into a non-recourse promissory note with another Freedom VCM affiliate in the amount of $58,872, with a stated interest rate of 19.74% and a maturity date of August 21, 2033 with payments of principal and interest on the note limited solely to performance of certain receivables held by BRRII. This loan receivable is measured at fair value.

In connection with these loans receivables, the Company entered into a Servicing Agreement with WSBC pursuant to which WSBC provides to the Company certain customary servicing and account management services in respect of the receivables purchased by the Company under the Receivables Purchase Agreement. In addition, subject to certain terms and conditions, FRG has agreed to guarantee the performance by WSBC of its obligations under the Master Receivables Purchase Agreements and the Servicing Agreement.

As of December 31, 2023 and 2022, the Badcock Receivables I loan receivable to WSBC in the Company's consolidated balance sheets included loans measured at fair value in the amount of $20,624 and $175,795, respectively. The Badcock Receivables II loan receivable was measured at fair value in the amount of $142,314 as of December 31, 2022. As of December 31, 2023, the Freedom VCM Receivables’ loan receivable in connection with the sale of all of the equity interests of BRRII was included in the Company's consolidated balance sheets in loans receivable, at fair value in the amount of $42,183.

The Company notes that in the first paragraph above describing the December 20, 2021 Master Receivable Purchase Agreement and the September 23, 2022 Master Receivable Purchase Agreement, it included disclosure that the Master Receivable Purchase Agreements are with corporate entities (in this case W.S. Badcock Corporation (“WSBC”)). The Company also discloses in the first paragraph above that it purchased consumer credit receivables and, later in the same paragraph, the Company includes the following disclosure “The accounting for this transaction resulted in the Company recording a loan receivable from WSBC with the recognition of interest income at an imputed rate based on the cash flows expected to be received from the collection of the consumer receivables that serve as collateral for the loan”, which indicates the transaction is accounted for as a loan to WBSC (which, earlier in the first paragraph, the Company indicates is a corporation) and the Company indicates that the consumer credit receivables serve as collateral for the loan. These consumer credit receivables were initiated by WSBC to WSBC’s customers as consumer loans to purchase merchandise sold in WSBC’s stores and are not credit card receivables. With respect to the guarantees provided by other entities disclosed at the end of the third paragraph above, the performance guarantee the Company received from FRG is a limited guarantee of WSBC’s obligations to perform under the Master Receivables Purchase Agreement, specifically WSBC’s obligations to act as servicer with respect to the collection of the consumer credit receivables. Notwithstanding the foregoing, we will, as appropriate, provide additional clarification of the material terms of the Badcock Loan Receivable, including the underlying collateral, enhance the description of the consumer credit receivables, and add disclosure describing the credit risk assumed in these transactions in future periodic reports, including the 2024 Q2 10-Q and the 2024 10-K.

(s) Securities and Other Investments Owned and Securities Sold Not Yet Purchased, page 107

20.	Please revise future filings to disclose for each period presented the portion of unrealized gains and losses for the period that relates to equity securities still held at the reporting date. Refer to ASC 321-10-50-4 for guidance.

Response to Comment 20:

The Company respectfully acknowledges the Staff’s comment and, in future periodic reports, including the 2024 Q2 10-Q and the 2024 10-K, will disclose for each period presented the portion of unrealized gains and losses for the period that relates to equity securities still held at the reporting date.

B. Riley Financial, Inc.| www.brileyfin.com | NASDAQ: RILY	10

Securities & Exchange Commission	November 1, 2024

Freedom VCM Holdings, LLC Equity Interest and Take-Private Transaction, page 109

21.	We note your disclosure that Freedom VCM can exercise influence over Conn’s. Please revise future filings to disclose the key terms of the sale of Badcock by Freedom VCM to Conn’s on December 18, 2023. For example, disclose the sales price, the securities and related rights Freedom VCM received, the ownership percentage of Conn’s, etc.

Response to Comment 21:

The Company respectfully acknowledges the Staff’s comment, and will include additional disclosure to include the key terms of Freedom VCM’s sale of Badcock to Conn’s on December 18, 2023 in future periodic reports, including the 2024 Q2 10-Q and the 2024 10-K.

22.	Given the materiality of the concentration of risk related to Freedom VCM, please tell us what consideration was given to including financial statements of Freedom VCM as an exhibit, and revise future filings as applicable.

Response to Comment 22:

The Company respectfully acknowledges the Staff’s comment and notes that the Company considered including the financial statements of Freedom VCM as an exhibit to its 2023 10-K. After careful analysis, however, the Company concluded that inclusion of such financial statements was not warranted for the following reasons:

At December 31, 2023, under Regulation S-X Rule 3-09, the Company evaluated the significance of its equity investment in Freedom VCM using the Income Test, calculating a percentage significance of 13.8%, and evaluated significance using the Investment Test, calculating a percent significance of 5.4% which, both of which are below the 20% significance threshold that would require the Company to include the financial statements of Freedom VCM as an exhibit to our 2023 10-K.

At December 31, 2023, under Regulation S-X Rule 4-08(g), the Company evaluated the significance of the equity investment in Freedom VCM and concluded that only summarized financial information of Freedom VCM was required to be included in the Company’s consolidated financial statements since the Income Test percent significance of 13.8% exceeded 10%--see disclosure in note 2(s) Securities and Other Investments Owned and Securities Not Yet Purchased – Freedom VCM Holdings, LLC Equity Interest and Take-Private Transaction.

The Company will continue to perform the tests on an annual basis in the future under Regulation S-X Rules 3-09 and 4-08(g) and, if needed, would include Freedom VCM financial statements as an exhibit to our future 10-K.

(u) Fair Value Measurements, page 113

23.	Please revise future filings to separately disclose purchases, sales and settlements in the “Level 3 Changes During the Period” table on page 119. Refer to ASC 820-10-50-2.c.2 for guidance.

Response to Comment 23:

The Company respectfully acknowledges the Staff’s comment and notes that the Company will disclose, as requested, such purchases, sales and settlements in the “Level 3 Changes During the Period” table in future periodic filings, including the 2024 Q2 10-Q and the 2024 10-K.

B. Riley Financial, Inc.| www.brileyfin.com | NASDAQ: RILY	11

Securities & Exchange Commission	November 1, 2024

24.	For Level 3 fair value measurements, please revise future filings to disclose under the “Level 3 Changes During the Period” table on page 119, the amount of total gains or losses recognized in earnings for the period that is attributable to the change in unrealized gains or losses relating to those assets and liabilities held at the end of the reporting period and the line item(s) in the statement of operations in which those unrealized gains or losses are recognized. Refer to ASC 820-10-50-2.d for guidance.

Response to Comment 24:

The Company respectfully acknowledges the Staff’s comment, and notes that in footnote (1) under the “Level 3 Changes During the Period” table the Company includes disclosure of the total amount of unrealized gains and losses for our financial instruments which includes equity securities and loans receivable with the financial statement line items where the amounts are reported. Additionally, in future periodic reports, including the 2024 Q2 10-Q and the 2024 10-K, we will include the total gains or losses recognized in earnings for the period that is attributable to the change in unrealized gains or losses relating to our financial instruments which includes securities owned and loans receivable held at the end of the reporting period along with a description of the line item these amounts are recorded in the statement of operations

Acquisition of Targus, page 126

25.	Please tell us how the seller financing of $54 million was accounted for and presented on your balance sheet at December 31, 2022 and 2023 and revise future filings as needed.

Response to Comment 25:

The Company respectfully acknowledges the Staff’s comment, and notes that the $54.0 million of seller financing represented a deferred cash payment payable to the sellers in connection with the acquisition of Targus on October 18, 2022. The deferred cash payment was included in the total purchase price consideration for Targus with a corresponding liability as a short-term note payable with an original due date of January 3, 2023 in accordance with the Targus purchase agreement. The Company paid the $54.0 million due to the sellers in two payments, $25.0 million on October 31, 2022 and a final payment of $29.0 million on December 29, 2022. There was no outstanding balance at December 31, 2022. The terms of the deferred cash payment also required a fee of 1% on the outstanding balance at the end of each month starting October 31, 2022. The Company incurred an expense of 1% of the outstanding balance, which amounted to $290,000 per month for the months of October and November 2022. This totaled $580,000 since the deferred cash payment was paid in full prior to December 31, 2022 and was recognized as interest expense in our consolidated statement of operations.

Since this balance and corresponding interest expense of $580,000 only related to the year ended December 31, 2022, as requested we will include a more detailed description of the seller financing and re-payment in our 2024 10-K.

B. Riley Financial, Inc.| www.brileyfin.com | NASDAQ: RILY	12

Securities & Exchange Commission	November 1, 2024

Note 12 - Term Loans and Revolving Credit Facilities , page 136

26.	Please revise future filings to disclose the carrying amount and classification of any assets pledged as collateral. Refer to ASC 860-30-50-1A.b.1 for guidance.

Response to Comment 26:

The Company respectfully acknowledges the Staff’s comment, and notes that the Company’s current disclosure in the 2023 10-K includes the following:

Nomura Credit Agreement (fourth paragraph)

The Credit Agreement is secured on a first priority basis by a security interest in the equity interests of the Borrower and each of the Borrower’s subsidiaries (subject to certain exclusions) and a security interest in substantially all of the assets of the Borrower and the Guarantors. The borrowing base as defined in the Credit Agreement consists of a collateral pool that includes certain of the Company's loans receivables in the amount of $375,814 and investments in the amount of $786,714 as of December 31, 2023. The Credit Agreement contains certain affirmative and negative covenants customary for financings of this type that, among other things, limit the Company’s and its subsidiaries’ ability to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to enter into restrictive agreements, to make certain investments, loans, advances, guarantees and acquisitions, to prepay certain indebtedness and to pay dividends or to make other distributions or redemptions/repurchases in respect of their respective equity interests. The Credit Agreement contains customary events of default, including with respect to a failure to make payments under the credit facilities, cross-default, certain bankruptcy and insolvency events and customary change of control events. The Company is in compliance with all financial covenants in the Credit Agreement as of December 31, 2023.

We inform the Staff that in the 2024 10-K we plan to edit the disclosure to read as follows:

The Credit Agreement is secured on a first priority basis by a security interest in the equity interests of the Borrower and each of the Borrower’s subsidiaries (subject to certain exclusions) and a security interest in substantially all of the assets of the Borrower and the Guarantors. The borrowing base as defined in the Credit Agreement consists of a collateral pool that includes certain of the Company's loans receivables in the amount of $XXX,XXX as of December 31, XXXX (which is included in the total loans receivable, at fair value balance of $XXX,XXX reported in our consolidated balance sheet at December 31, XXXX) and investments in the amount of $786,714 as of December 31, XXXX (which is included in the total securities and other investment owned, at fair value of $XXX,XXX reported in our consolidated balance sheet at December 31, XXX). The Credit Agreement contains certain affirmative and negative covenants customary for financings of this type that, among other things, limit the Company’s and its subsidiaries’ ability to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to enter into restrictive agreements, to make certain investments, loans, advances, guarantees and acquisitions, to prepay certain indebtedness and to pay dividends or to make other distributions or redemptions/repurchases in respect of their respective equity interests. The Credit Agreement contains customary events of default, including with respect to a failure to make payments under the credit facilities, cross-default, certain bankruptcy and insolvency events and customary change of control events. The Company is in compliance with all financial covenants in the Credit Agreement as of December 31, XXXX.

In addition to the planned Nomura disclosure above, we will supplement our current disclosure for our other operating subsidiaries that have borrowings where have disclosed that the borrowings are secured by substantially all of the assets of the subsidiary and include the total assets of the subsidiary that secure the respective borrowing. Notwithstanding this, we will, as appropriate, provide the disclosure in future periodic reports, including the 2024 Q2 10-Q.

B. Riley Financial, Inc.| www.brileyfin.com | NASDAQ: RILY	13

Securities & Exchange Commission	November 1, 2024

Note 15 - Income Taxes, page 148

27.	We note you had net operating loss carryforward deferred tax assets of $103 million at December 31, 2023. We also note your disclosure that existing net operating loss carryforwards will be utilized in future tax periods before the loss carryforwards expire and it is more-likely-than-not that future taxable earnings will be sufficient to realize deferred tax assets and that you have not provided an additional valuation allowance. We also note you disclose a valuation allowance of $104 million at December 31, 2023.

Please revise your disclosure in future filings to address the following:

●	provide a rollforward of the deferred tax asset valuation allowance for each period presented;
●	clarify that you have a valuation allowance for a portion of the net operating loss carryforwards and other net deferred tax assets;
●	clarify if the remaining net deferred tax asset relates to net operating loss carryforwards;
●	clarify how you determined the level of valuation allowance required and/or the portion of net operating loss carryforwards that did not require a valuation allowance; and
●	provide an assessment of the likelihood that future net operating losses will require a valuation allowance such that reported past financial information may not be indicative of future financial results.

Response to Comment 27:

The Company respectfully acknowledges the Staff’s comment, and the Company will supplement its disclosure for income taxes to include the disclosure of a roll-forward of the deferred tax asset valuation allowance for each period presented in our future annual reports on Form 10-K, including the 2024 10-K. We will revise our disclosure in our future annual reports on Form 10-K, including the 2024 Form 10-K, to (a) clarify our current disclosure of our valuation allowance to include the portion of the valuation allowance that relate to net operating loss carryforwards and net deferred tax assets, (b) clarify the amount of remaining net deferred tax asset and the portion that relates to net operating loss carryforwards and net deferred tax assets, (c) clarify how we determined the level of valuation allowance along with disclosure of the portion that relates to net operating loss carryforwards that did not require a valuation allowance, and (d) as appropriate, include disclosure of an assessment of the likelihood that future net operating losses will require a valuation allowance such that reported past financial information may not be indicative of future financial results.

Note 18 - Commitments and Contingencies, page 152

28.	We note your disclosure on page 15 that your exposure to legal liability is significant and could lead to substantial damages. In accordance with ASC 450-20-50, please revise future filings to more clearly disclose the following information for your legal contingencies in the aggregate or individually:

●	The amount or range of reasonably possible losses in addition to amounts accrued; or
●	That reasonably possible losses cannot be estimated; or
●	That any reasonably possible losses in addition to the amounts accrued are not material to your financial statements.

Response to Comment 28:

The Company respectfully acknowledges the Staff’s comment, and draws the Staff’s attention to the last sentence of the first paragraph in note 18 (a) to the Company’s consolidated financial statements on page 152 of the 2023 10-K (specifically, “Notwithstanding the uncertainties described in this paragraph, the Company does not believe that the results of these asserted or unasserted claims are likely to have a material effect on its financial statements.” Nonetheless, in future filings, and unless the Company discloses either the amount or range of reasonably possible losses in addition to amounts accrued or discloses that reasonably possible losses cannot be estimated, the Company will revise the quoted statement to disclose that any reasonably possible losses in addition to the amounts accrued are not material to the Company’s consolidated financial statements.

B. Riley Financial, Inc.| www.brileyfin.com | NASDAQ: RILY	14

Securities & Exchange Commission	November 1, 2024

Note 23 - Business Segments, page 161

29.	Please tell us in detail and revise future filings to discuss why your principal investing activities, including public and private equity investments, are not a separate segment. Please contrast this activity to your investments in loans which appears to be included in the Capital Markets segment.

Response to Comment 29:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that principal investing activities is a business strategy that the Company employs to acquire assets or companies with an intent to sell the assets or companies at higher prices. The Company’s principal investing strategy includes minority investments in public equities and private companies, and majority ownership in operating businesses. Minority investments in public equities and private companies are recorded at fair value with changes in fair value recorded in other income.

The Company identifies its operating segments in accordance with ASC 280-10-50-1, which states in part (with emphasis):

An operating segment is a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may recognize revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).
b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.
c.	Its discrete financial information is available.

In the Company’s evaluation of the characteristics of an operating segment with respect to b. above, the Company’s analysis included the fact that the chief operating decision maker (“CODM”) regularly reviews operating income of the identified operating segments to make decisions about resources to be allocated to a segment and assess performance on a monthly basis. This includes results from majority-owned operating businesses included in the Company’s six reportable segments. As part of this review, in assessing the financial performance and capital allocation needs in the Capital Markets segment the lending operations and loans receivable are reviewed by the CODM. The monthly cash flows generated from loans receivable have a direct impact on how resources are allocated by the CODM to the Capital Markets segment. The revenues and expenses of the lending operations are reported within the Capital Markets segment.

For minority owned investments in public and private equity securities, the CODM will review the detailed operating results of the individual equity method investments when there is a capital event specific to each of these investments, since the investments are primarily held for long-term capital appreciation. The specific capital events that arise during the year for these investments are infrequent in nature. The dividend income and unrealized gains (losses) on these equity method investments are reported in other income as part of Corporate and other since these results are not included in the Capital Markets segment operating income that the CODM reviews to assess the operating performance and capital allocation needs in the Company’s Capital Markets segment. As a result, minority owned investments in public and private equities do not meet the definition of an operating segment pursuant to ASC 280-10-50-1.

B. Riley Financial, Inc.| www.brileyfin.com | NASDAQ: RILY	15

Securities & Exchange Commission	November 1, 2024

Form 10-Q for Quarter Ended March 31, 2024

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

30.	Please tell us in detail and revise future filings to disclose the key terms and the impact on your financial statements related to the $42,077 loan receivable that was converted into equity securities. Specifically, disclose the name of the borrower, any gain or loss recognized, whether the equity securities are publicly traded and how you measured fair value.

Response to Comment 30:

The Company respectfully acknowledges the Staff’s comment. The Company’s loan receivable referenced in the MD&A was from Core Scientific, Inc. (“Core”). At December 31, 2023, the Core loan receivable in the principal amount of $42,077 was in default and on non-accrual as a result of Core’s bankruptcy filing on December 21, 2022. As a result of the default, all principal and interest on the Core loan receivable was due and payable at December 31, 2023, with a default interest rate of 15%. In January 2024, upon Core’s exit from bankruptcy, the Company received publicly tradeable Core common stock with a fair value of $50,454 for settlement of the full balance of the Core loan receivable. The fair value of the Core common stock was measured using an amount that approximated the share price of Core at emergence from bankruptcy as set forth in Core’s Emergence Plan and a gain in the amount of $9,086 was recognized. We will provide appropriate disclosure in future filings, including the 2024 10-Q and the 2024 10-K.

* * * * *

B. Riley Financial, Inc.| www.brileyfin.com | NASDAQ: RILY	16

Securities & Exchange Commission	November 1, 2024

Please direct your questions or comments regarding the Company to me at (818) 746-9194. Thank you for your assistance.

Sincerely,

B. Riley Financial, Inc.

By:	/s/ Phillip Ahn
Phillip Ahn Chief Financial Officer

cc:	Alan N. Forman, Esq.

B. Riley Financial, Inc.

Howard E. Weitzman

B. Riley Financial, Inc.

Patrick S. Brown, Esq.

Sullivan & Cromwell LLP

Richard Cooke

Marcum LLP

B. Riley Financial, Inc.| www.brileyfin.com | NASDAQ: RILY	17